                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

 (Mark One)

     [X]                        Annual Report
                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                (Fee Required)

                  For the fiscal year ended December 31, 1999


                                      OR


     [_]       Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)


                        Commission File Number 33-26867


               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                              (Title of the Plan)



                           LYONDELL CHEMICAL COMPANY
                             1221 McKinney Street
                                   Suite 700
                             Houston, Texas 77010

                   (Name and address of principal executive
                    office of the issuer of the securities)

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                         INDEX TO FINANCIAL STATEMENTS

                                                                                                   Page
                                                                                                   ----
Report of Independent Accountants                                                                   2

Financial Statements:

    Statements of Net Assets Available for Benefits                                                 3

    Statement of Changes in Net Assets Available for
        Benefits                                                                                    4

    Notes to Financial Statements                                                                   5

Supplemental Schedules are not required at the plan level and have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administrative Committee of the
Lyondell Chemical Company 401(k) and Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Lyondell Chemical Company 401(k) and Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICEWATERHOUSECOOPERS LLP

Houston, Texas
June 27, 2000

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                      December 31,
                                                            -------------------------------
                                                                 1999             1998
                                                            -------------     -------------
ASSETS
Investments, at fair value:

    Investment in Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                $303,253,909       $        --

    Investment in Lyondell Chemical Company Master Trust               --        20,449,051
                                                            -------------     -------------

        Net assets available for benefits                    $303,253,909       $20,449,051
                                                            =============     =============

                      See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     For the year ended December 31, 1999


                                                            Participant         Nonparticipant              Plan
                                                              Directed             Directed                Total
                                                              --------             --------                -----
Contributions:
    Employer                                               $          --         $ 8,300,034             $  8,300,034
    Participant                                                9,677,210           1,009,470               10,686,680
    Rollover                                                     682,854                  --                  682,854
                                                           ---------------------------------          ---------------
        Total                                                 10,360,064           9,309,504               19,669,568
                                                           ---------------------------------          ---------------

Investment income (loss):
    Lyondell Chemical Company Master Trust                        40,383            (598,980)                (558,597)
    Lyondell Chemical, Equistar Chemicals,
        and Lyondell-Citgo Plans Master Trust                 42,800,640          (1,785,522)              41,015,118
                                                           ---------------------------------          ---------------
            Net investment income (loss)                      42,841,023          (2,384,502)              40,456,521
                                                           ---------------------------------          ---------------
Benefits paid to participants                                (18,437,296)           (508,744)             (18,946,040)
                                                           ---------------------------------          ---------------

Loan activity:
    Participant borrowings                                     1,344,918          (1,344,918)                      --
    Participant repayments                                      (698,741)            698,741                       --
                                                           ---------------------------------          ---------------
        Net loan activity                                        646,177            (646,177)                      --
                                                           ---------------------------------          ---------------

Transfer activity:
    Transfers from ARCO Chemical Company
        plans                                                220,474,460          20,432,419              240,906,879
    Net transfers from (to) Equistar Chemicals, LP
        Savings and Investment Plan                            1,138,606            (105,364)               1,033,242
    Net transfers from LYONDELL-CITGO
        Refining Company Ltd. Master Trust                        65,228                  --                   65,228
    Other transfers, net                                          (8,842)           (371,698)                (380,540)
    Net transfers between investment options                  (2,376,196)          2,376,196                       --
                                                           ---------------------------------          ---------------
            Net transfer activity                            219,293,256          22,331,553              241,624,809
                                                           ---------------------------------          ---------------
Net increase                                                 254,703,224          28,101,634              282,804,858

Net assets:
    Beginning of period                                       17,788,364           2,660,687               20,449,051
                                                           ---------------------------------          ---------------
    End of period                                          $ 272,491,588         $30,762,321             $303,253,909
                                                           =================================          ===============

                      See Notes to Financial Statements.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  Description of Plan

General - The Lyondell Chemical Company 401(k) and Savings Plan ("Plan") is a defined contribution plan for employees and vested former employees of Lyondell Chemical Company ("Lyondell" or "Company"). The Plan was adopted as of January 1, 1998 as the successor to the Lyondell Petrochemical Company 401(k) and Savings Plan ("Prior Plan"), which was originally adopted July 1, 1995. With the formation of Equistar Chemicals, LP ("Equistar") as of December 1, 1997, a substantial number of Lyondell employees became employees of Equistar. As of January 1, 1998, Equistar became the sponsor of the Prior Plan and changed the name to the Equistar Chemicals, LP Savings and Investment Plan, thereby creating the need to adopt the successor plan for Lyondell employees. During 1998, Lyondell participants' account balances previously held in the Prior Plan were transferred to the Plan. Effective March 15, 1999, the ARCO Chemical Company Capital Accumulation Plan was merged into the Plan. Participants should refer to the plan document for a complete description of the Plan.

Contributions - Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). Lyondell makes matching contributions to the participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's eligible base pay. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund.

Investment Election - All participant assets are held in trust. Participant contributions and earnings thereon ("Participant Directed") are invested by the Trustee (see Plan Administration below) in accordance with the options selected by each participant. The Plan does not own specific securities or other assets in the trust, but has an ownership interest in each selected fund within the trust. Contributions to, withdrawals from and transfers between investment options by the participants are appropriately charged or credited to each fund.

When investing in Lyondell common stock, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund ("ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock - Dividend Reinvestment Fund ("non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in Lyondell common stock and held in the participant's plan account. Dividends on common stock held in the ESOP are reinvested in a money market fund and are payable to the participant annually as allowed by the Plan. All Company matching contributions ("Nonparticipant Directed") are made in the form of Lyondell common stock or cash to be used to purchase Lyondell common stock and are invested in the ESOP and may not be transferred to other investment options.

Employees of Atlantic Richfield Company ("ARCO") who became employees of Lyondell had the assets attributable to their participation in the ARCO Capital Accumulation Plan II (which assets included ARCO common stock) transferred to the Plan. ARCO common stock could be held or sold; however, no new purchases of ARCO common stock could be elected by the participant except upon reinvestment of dividends from the shares of ARCO common stock (see Note 6).

Withdrawals and Borrowings - If a participant terminates employment for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is $5,000 or less, the participant's account balance will be distributed as soon as practicable.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell or, prior to April 18, 2000, ARCO common stock to the extent assets are held in the form of such stock. Distributions upon retirement or termination have generally been in Lyondell or ARCO common stock to the extent assets were held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last
                                   -----------------------
business day of the month preceding the date the loan application was received by the Benefits Administrative Committee. Interest rates on loans outstanding at December 31, 1999 and 1998 range from 6 percent to 9.5 percent. Repayment periods range from one to five years for general loans and one to ten years for residential loans. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount.

Plan Administration - The Plan is administered by the Lyondell Benefits Administrative Committee. During 1999, Plan assets were maintained in the Lyondell Chemical Company Master Trust ("Lyondell Master Trust"; see Note 4) under the custody of State Street Bank and Trust Company until April 1, at which time the assets were transferred to the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust ("New Master Trust"; see Note 5) under the custody of Fidelity Management Trust Company (collectively, the two custodians, or trustees, are referred to as "Trustee"). The Trustee makes payments as authorized by the Plan. Administrative expenses of the plan are paid by Lyondell.

Termination Provision - Although it has not expressed any intent to do so, Lyondell has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. Short-term and certain other investments are valued at cost, which approximates fair value. Purchases and sales of securities are accounted for on the settlement date. Gains or losses on the sale or distribution of securities are computed on an average cost basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The net appreciation or depreciation in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation or depreciation on those investments, is included in "Investment income (loss)" in the statement of changes in net assets.

Payment of Benefits - Benefits are recorded when paid.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Reclassifications - Certain previously reported amounts have been restated to conform to classifications adopted in 1999.

Use of Estimates - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment options in various combinations of stocks and mutual funds. Investment securities are exposed to various risks, such as market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.


3.  Tax Status

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Benefits Administrative Committee believes that the Plan as currently designed and operated, is in compliance with the applicable requirements of the Code. Accordingly, no provision is made for federal income taxes.


4.  Lyondell Chemical Company Master Trust

The Lyondell Master Trust was established in July 1995 and was a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell and Equistar. Investments of the Lyondell Master Trust consisted of ownership interests in various investment funds and equity securities of Lyondell, ARCO and Millennium Chemicals Inc., an entity related to Equistar.

Net assets of the Lyondell Master Trust at December 31, 1998 were as follows:

     ASSETS
     Investments, at fair value:
     Participant directed:
             Common stock                                 $ 56,831,374
             Mutual funds                                  237,538,824
             Participant loans receivable, at cost          19,545,619
         Nonparticipant directed:
             Common stock                                    2,660,687
                                                        --------------
                 Total investments                         316,576,504
     Interest and dividends receivable                           5,473
                                                        --------------
                 Total assets                              316,581,977

     LIABILITIES
     Other liabilities                                          15,200
                                                        --------------

     NET ASSETS                                           $316,566,777
                                                        ==============

     Plan percentage                                              6.46%
                                                        ==============

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

The following investments represented 5 percent or more of the Lyondell Master Trust's net assets at December 31, 1998:

   State Street Short-Term Investment Fund                                                     $60,488,653

   IDS New Dimensions Fund
       (1,913,339 shares)                                                                       55,304,304

   Seven Seas S&P 500 Fund
       (2,362,936 shares)                                                                       52,118,870

   Dodge & Cox Balanced Fund
       (462,194 shares)                                                                         30,231,924

   Lyondell Chemical Company common stock
       (1,468,633 shares)                                                                       26,464,343  *

   Millennium Chemicals Inc. common stock
       (1,230,026 shares)                                                                       24,425,549

   PBHG Growth Fund
       (692,873 shares)                                                                         17,727,418

   Participant loans receivable, at cost                                                        19,545,619

   *  Includes $2,660,687 (149,358 shares) that is nonparticipant directed.


Beneficial interest activity in the Lyondell Master Trust for the period from January 1, 1999 to April 1, 1999 is presented below:

  Net appreciation in fair value of investments               $1,439,229
  Interest                                                     1,198,970
  Dividends                                                      346,372
                                                            ------------
     Total                                                    $2,984,571
                                                            ============

On April 1, 1999, the assets of the Lyondell Master Trust were transferred to the Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust.


5.  Lyondell Chemical, Equistar Chemicals, and Lyondell-Citgo Plans Master Trust

The New Master Trust was established on March 15, 1999 and is a pooled investment trust composed of the beneficial interests of certain participating defined contribution plans of Lyondell, Equistar and LYONDELL-CITGO Refining LP, all of which are related entities. It was formed by combining the assets of ARCO Chemical Company Capital Accumulation Plan, which were transferred to the New Master Trust on March 15, 1999, and the assets formerly held in the Lyondell Master Trust, the LYONDELL-CITGO Refining Company Ltd. Master Trust and the Equistar Chemicals, LP Savings Plan for Former Occidental Petroleum Corporation Employees, which were transferred to the New Master Trust on April 1, 1999.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Net assets of the New Master Trust at December 31, 1999 were as follows:

   ASSETS
   Investments, at fair value:
     Participant directed:
        Common stock                                         $  119,954,255
        Mutual funds                                            781,886,517
        Participant loans receivable, at cost                    50,558,066
     Nonparticipant directed:
        Common stock                                             31,176,966
                                                           ----------------
          Total investments                                     983,575,804
   Other receivables                                                519,984
                                                           ----------------
          Total assets                                          984,095,788

   LIABILITIES
   Other liabilities                                                414,645
                                                           ----------------

   NET ASSETS                                                $  983,681,143
                                                           ================

   Plan percentage                                                    30.83%
                                                           ================

The following investments represented 5 percent or more of the New Master Trust's net assets at December 31, 1999:


   Fidelity Retirement Money Market Fund                     $ 177,395,339

   Fidelity Fund
       (3,781,968 shares)                                      161,149,647

   Spartan US Equity Index Fund
       (2,131,237 shares)                                      111,016,115

   Fidelity BrokerageLink                                       77,224,722

   Atlantic Richfield Company common stock
       (649,639 shares)                                         56,193,771

   Participant loans receivable, at cost                        50,558,066

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets of the New Master Trust for the period from March 15, 1999 (inception) to December 31, 1999 are presented below.

                                                             Participant        Nonparticipant           Trust
                                                               Directed            Directed              Total
                                                               --------            --------              -----
Contributions:
    Employer                                                   $ 18,959,168         $ 8,239,113         $ 27,198,281
    Participant                                                  33,823,932           1,005,761           34,829,693
    Rollover                                                      3,881,225                  --            3,881,225
                                                          -------------------------------------      ---------------
        Total                                                    56,664,325           9,244,874           65,909,199
                                                          -------------------------------------      ---------------

Investment income (loss):
    Dividend income                                               2,657,612             363,669            3,021,281
    Interest income                                              10,807,422             181,820           10,989,242
    Net appreciation (depreciation)
        in the fair value of investments                        133,736,325          (2,331,011)         131,405,314
                                                          -------------------------------------      ---------------
            Net investment income (loss)                        147,201,359          (1,785,522)         145,415,837
                                                          -------------------------------------      ---------------

Benefits paid to participants                                   (51,303,619)           (409,051)         (51,712,670)
                                                          -------------------------------------      ---------------

Loan activity:
    Participant borrowings                                        1,344,918          (1,344,918)                  --
    Participant repayments                                         (696,332)            696,332                   --
                                                          -------------------------------------      ---------------
        Net loan activity                                           648,586            (648,586)                  --
                                                          -------------------------------------      ---------------

Transfer activity:
    Transfers from Lyondell Master Trust                        320,021,167           2,048,459          322,069,626
    Transfers from ARCO Chemical Company
        plans                                                   220,474,461          20,432,418          240,906,879
    Transfers from LYONDELL-CITGO
        Refining Company Ltd. Master Trust                      165,727,835                  --          165,727,835
    Transfers from the Equistar Chemicals, LP
        Savings Plan for Former Occidental
        Petroleum Corporation Employees                          88,418,022                  --           88,418,022
    Transfers from Millennium Chemicals Inc. plans               11,207,400                  --           11,207,400
    Transfers related to sale of business                        (3,973,476)                 --           (3,973,476)
    Other transfers, net                                         (2,167,238)          1,879,729             (287,509)
                                                          -------------------------------------      ---------------
        Net transfer activity                                   799,708,171          24,360,606          824,068,777
                                                          -------------------------------------      ---------------

Net increase                                                    952,918,822          30,762,321          983,681,143

Net assets:
    Beginning of period                                                  --                  --                   --
                                                          -------------------------------------      ---------------
    End of period                                              $952,918,822         $30,762,321         $983,681,143
                                                          =====================================      ===============

6.  Subsequent Event

On April 18, 2000, pursuant to the terms of a merger agreement between BP Amoco p.l.c. (BP Amoco) and ARCO, each share of outstanding common stock of ARCO was converted into the right to receive 1.64 BP Amoco American Depositary Receipts
(ADRs) or, subject to the timely receipt of elections therefor, 9.84 BP Amoco Ordinary Shares. In addition, ARCO common stock was delisted from the exchanges on which it had been listed.

               LYONDELL CHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    LYONDELL CHEMICAL COMPANY
                                    401(K) AND SAVINGS PLAN

                                    By: /s/ ALLEN C. HOLMES
                                       -----------------------------------------
                                            ALLEN C. HOLMES
                                    Chairman, Benefits Administrative Committee

Date:  June 28, 2000

                                 EXHIBIT INDEX


                                                                  Sequentially
Exhibit                                                           Numbered Page
  No.                              Exhibit                        Where Located
  ---                              -------                        -------------

  23                  Consent of PricewaterhouseCoopers LLP            13